Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Transcript of video posted on Hewitt internal website, August 12, 2010:

Town Hall: What is changing for Associates?

Russ Fradin:

I can’t imagine that there aren’t a few people out there who are sitting there wondering. Am I still going to have a job? What does this mean for my pay? What does this mean for my benefits? Is my boss going to change? You know, am I going to have more opportunities for advancement and all that kind of good stuff. So as we think through this process, what I will tell you is that we don’t have all the answers.

In terms of the basics though, we’re looking to grow this business. That’s the reason Aon is investing close to $5 billion dollars and so I don’t think, and Greg can correct me, that Aon is coming in here saying, “you know the way to create real enthusiasm in the building is to cut people’s pay,” so from that perspective I wouldn’t expect there to be great changes.

There is a process where we have a benefits program; Aon has a benefits program. We have experts in our Corporate Transactions practice that are actually experts in figuring out what’s the right and the fair way to do this. We have Liz Fealy that some of you may know leads that practice. Mark Arian leads that practice for Aon. That group is all going to work with Greg Besio who is the overall integration leader. Greg, you want to please let people know who you are.

Greg is the implementation leader to figure out the benefits package. I suspect if there’s a major impact or an impact at all, it’s more likely to be on the benefits front, because our benefits programs are quite different. So there certainly—to be candid—certainly no changes in the near term as we are still doing what we are doing, but longer term I would expect there to be changes in benefits and not prejudging what they are, but they will be done in a very fair-minded way and with an eye towards what is it that we are going to do that is really going to help this enterprise going forward.

Hewitt Integration Mailbox:

Hewitt has continued to expand the ability of associates to work virtually and through alternative work programs for a couple of reasons (cost, work-life balance). Will this philosophy continue or do we expect to see more contraction back to having more associates back in formal offices?

Greg Case Answer:

We love this; go back to the primary premise of are we helping clients, are we helping our associates help clients. That’s all we do everyday, are we helping clients, are we helping associates help clients, anything we can do to help facilitate doing that and support that. Love it. What is it? Bring it forward.

An investment we need to make. Well is it going to help our clients? Is it fundamentally going to help our clients? And I described what that meant—help them improve their operating performance strengthen their balance sheet, reduce their volatility change their agent. All the different aspects that go into what does it mean to have a client succeed. Is an investment going to help us do that? About any investment that you can come up with that you can say that has line of sight that’s going to help a client. Done! If it’s going to help our associates help clients or help each other support a client, that’s done too. So in the context of how we think of the work environment, how we think about where you do work, how you do work.

Russ’s point around Lincolnshire versus Chicago, you know we want to do what’s right to help build the firm. So anything in the context that helps us do that. That we are clear—its got to be clear; its got to be valid so we understand it. So we love these kinds of programs because they create enrichment and our colleagues become happier, they actually serve clients more effectively and its actually a very, very good outcome.

So we are anxious to understand more and to apply more, and to again, build that is what this is all about, building momentum for Aon Hewitt.

Russ:

I’d add from my perspective, I’ve done a 180 on this issue. You know when I started 3-1/2 years ago, I was clearly in the Neanderthal school of measuring people’s work effort by how early they came in each morning and when they left at night, and I wanted to see them sitting in the office, and some people came in and explained to me that we weren’t always getting the best people because they didn’t want to commute into our offices #1.

#2 oh by the way Russ your paying for about 200 or 250 sq feet per person and a phone line and all the infrastructure support, when they could avoid the commute, save the environment, and work from their home and be a lot happier, and so I have done a complete 180 on this issue. Where if you say to me it’s good for the client, it’s good for the associate—it’s good for us.

Question:

I was hoping you could talk a little bit about Aon’s diversity efforts? We have a great Chief Diversity officer. I think we have business resource groups work with professional organizations around the country. So, what does Aon do and how are we going to tie some of those things together?

Greg Case Answer:

You have an exceptional Diversity record, exceptional and we love it and we are going to work very hard to continue to support that trajectory around diversity, absolutely important and pristine. By the way as we think about it we have made progress too. We think about it by the way as diversity is not a nice thing to do. Diversity is part of the real weapon of doing business, bringing again back to the little phrase. Does it help us serve clients? Does it help colleagues serve clients? Period. That’s what it’s all about and diversity for us is instrumental in the context of bringing in talent, nurturing and apprenticing talent in a way that helps them do that. So that’s philosophically how we think about it.

We have had a lot more progress when we actually take our diversity efforts and intertwine them into our business. So when diversity for us becomes kind of back-office or doesn’t ever, whatever. We have done something called Cornerstone in which we have literally taken minority brokers from around the world, screened them down and literally brought them into our business, created great opportunities for our large clients in the course of actually working with brokers of diverse backgrounds with Aon its part of their overall diversity program tool. It’s a very, very powerful value proposition and it has literally given opportunities to people who would never have it and given an opportunity for Aon, and given an opportunity for clients.

So one example, we have a number like that that we work hard on in the context of developing our capability around diversity which we see as instrumental in our progress at Aon. And again you guys have an impeccable track record at Hewitt.

Question:

So we have talked a lot about what some of our concerns are, and anxieties here at Hewitt. I’m just wondering what is the general reaction been from Aon Consulting and what are some of their concerns regarding Hewitt coming in?

Greg Case Answer:

Thank you for the question. I think a lot of the concerns are exactly the same. First, there is a general level of excitement overall. We have been talking about how we have built our firm how we are trying to do around Aon United. The role, the critical role that’s around Risk and in People and how they come together and our consultants around the world have been incredibly excited.

They know Hewitt, they know the distinctiveness of the brand, they know the distinctiveness of the client impact. They know how sustained it’s been over time. They are genuinely excited to be in the arena with all of you. And so that is sort of top line.

Second level reaction is back to what Russ started with same questions. Oh my gosh this is awesome, this is great but what does it mean for me? And you know, they know philosophically this has got to be about growth but they are still thinking about, what’s it going to mean for me? And how is that going to work? And you know I think its sort of they are getting much more comfortable with Russ and the leadership role across. With Greg in his role as head of integration, they know we are going to go through a pretty structured process. They saw what we did in the way of Aon Benfield. We did bring together a large firm in Benfield—by the way Benfield was slightly smaller. At Aon we were about $900 million, Benfield was about $600 million. They saw very clearly we did exactly as Russ described—we made the best choices we could.

We picked an operating platform that was the Benfield platform. In terms of picking people it was literally best group but they also really realized that “gosh they really are focused on growth.” The whole thing is how we grow the business. So I think a lot of excitement; overall a lot of conviction that this is really a great thing and a lot of uncertainty as to how is this going to play out for me, and the sooner you guys can do that the better. So I think a lot of the same conversations.

Russ:

Alright well thank you. I really appreciate your time and we look forward to the new adventure.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, on July 26, 2010, Aon filed with the SEC a registration statement on Form S-4, which included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon. Aon intends to file with the SEC a definitive joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Aon and Hewitt will each mail the definitive joint proxy statement/prospectus to its stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either Aon or Hewitt with the SEC regarding the proposed transaction when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

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